Exhibit 99.8
MERRILL LYNCH & CO., INC.
INDEX TO FINANCIAL STATEMENT SCHEDULE
Page Reference

Financial Statement Schedule

Schedule I — Condensed Financial Information of Registrant	F-2 to F-9

Condensed Statements of Earnings and Comprehensive Income	F-2

Condensed Balance Sheets	F-3

Condensed Statements of Cash Flows	F-4

Notes to Condensed Financial Statements	F-5 to F-9

Report of Independent Registered Public Accounting Firm	F-10

Schedule I
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
MERRILL LYNCH & CO., INC.
(Parent Company Only)
CONDENSED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(dollars in millions)

	Year Ended Last Friday in December
	2005	2004	2003
	(52 weeks)	(53 weeks)	(52 weeks)
REVENUES
Interest	$4,197	$2,174	$1,551
Management service fees (from affiliates)	323	323	448
Other	41	54	84

Total Revenues	4,561	2,551	2,083

Interest Expense	4,205	2,207	1,693

Net Revenues	356	344	390

NON-INTEREST EXPENSES
Compensation and benefits	360	292	339
Professional fees	147	150	44
Communications and technology	89	63	63
Occupancy and related depreciation	40	24	52
Net expenses related to September 11th	—	—	18
Other	153	104	24

Total Non-Interest Expenses	789	633	540

LOSSES BEFORE INCOME TAXES	(433)	(289)	(150)
Income Tax Benefit	369	140	82

EQUITY IN EARNINGS OF AFFILIATES, NET OF TAX	5,180	4,585	3,904

NET EARNINGS	$5,116	$4,436	$3,836

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX	(363)	70	19

COMPREHENSIVE INCOME	$4,753	$4,506	$3,855

NET EARNINGS APPLICABLE TO COMMON STOCKHOLDERS	$5,046	$4,395	$3,797

See Notes to Condensed Financial Statements.

Schedule I
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
MERRILL LYNCH & CO., INC.
(Parent Company Only)
CONDENSED BALANCE SHEETS
(dollars in millions, except per share amounts)

	December 30,	December 31,
	2005	2004
ASSETS
Cash and cash equivalents	$3,074	$5,389
Cash pledged as collateral	285	285
Receivables under resale agreements	4,543	3,348
Investment securities (includes securities pledged as collateral of $12,129 in 2005 and $10,954 in 2004)	25,290	20,918
Advances to affiliates
Senior advances	86,259	78,617
Subordinated loans and preferred securities	18,730	17,482

	104,989	96,099

Investments in affiliates	29,223	30,921
Equipment and facilities (net of accumulated depreciation and amortization of $195 in 2005 and $236 in 2004)	60	65
Other receivables and assets	1,071	2,051

TOTAL ASSETS	$168,535	$159,076

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES

Payables under repurchase agreements with affiliates	$11,159	$10,531
Commercial paper and other short-term borrowings	1,915	2,061
Payables to affiliates	5,165	7,795
Other liabilities and accrued interest payable	3,317	3,100
Long-term borrowings	111,379	104,219

Total Liabilities	132,935	127,706

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY
Preferred Stockholders’ Equity (liquidation preference of $30,000 per share; issued: 2005 — 93,000 shares; 2004 — 21,000 shares)	2,773	630
Less: Treasury stock, at cost (2005 — 3,315 shares; 2004 — 0 shares)	100	—

Total Preferred Stockholders’ Equity	2,673	630

Common Stockholders’ Equity
Shares exchangeable into common stock	41	41
Common stock: (par value $1.33 1/3 per share; authorized: 3,000,000,000 shares;
issued: 2005 — 1,148,714,008 shares and 2004 — 1,098,991,806 shares)	1,531	1,465
Paid-in capital	15,012	12,332
Accumulated other comprehensive loss (net of tax)	(844)	(481)
Retained earnings	26,824	22,485

	42,564	35,842
Less: Treasury stock, at cost (2005 — 233,112,271 shares;
2004 — 170,955,057 shares)	7,945	4,230
Unamortized employee stock grants	1,692	872

Total Common Stockholders’ Equity	32,927	30,740

Total Stockholders’ Equity	35,600	31,370

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$168,535	$159,076

See Notes to Condensed Financial Statements.

Schedule I
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
MERRILL LYNCH & CO., INC.
(Parent Company Only)
CONDENSED STATEMENTS OF CASH FLOWS
(dollars in millions)

	Year Ended Last Friday in December
	2005	2004	2003
Cash Flows from Operating Activities:
Net Earnings	$5,116	$4,436	$3,836

Noncash items included in earnings:
Equity in earnings of affiliates	(5,180)	(4,585)	(3,904)
Depreciation and amortization	15	13	23
Stock compensation expense	54	41	72
Deferred taxes	101	125	316
Other	254	215	106
Changes in operating assets and liabilities:
Cash pledged as collateral	—	11	79
Receivables under resale agreements	(1,195)	(3,348)	—
Payables under repurchase agreements	628	3,946	6,558
Dividends and partnerships distributions from affiliates	5,033	874	863
Other, net	(2,433)	3,303	3,873

Cash Provided by Operating Activities	2,393	5,031	11,822

Cash Flows from Investing Activities:
Proceeds from (payments for):
Advances to affiliates, net of payments	(11,519)	(12,678)	(5,742)
Maturities of available-for-sale securities	7,998	7,272	4,695
Sales of available-for-sale securities	4,837	2,290	7,489
Purchases of available-for-sale securities	(18,849)	(12,587)	(20,346)
Non-qualifying investments	1,383	(1,331)	(171)
Investments in affiliates, net of dispositions	1,408	(521)	(800)
Equipment and facilities	(10)	(12)	20

Cash Used for Investing Activities	(14,752)	(17,567)	(14,855)

Cash Flows from Financing Activities:
Proceeds from (payments for):
Commercial paper and other short-term borrowings	(146)	(1,339)	29
Issuance and resale of long-term borrowings	40,671	43,246	27,631
Settlement and repurchase of long-term borrowings	(28,825)	(21,325)	(25,505)
Issuance of common stock	858	589	624
Issuance of preferred stock (net of redemptions)	2,043	205	—
Common stock repurchases	(3,700)	(2,968)	—
Other common stock transactions	(80)	41	69
Dividends	(777)	(643)	(635)

Cash Provided by Financing Activities	10,044	17,806	2,213

(Decrease) Increase in Cash and Cash Equivalents	(2,315)	5,270	(820)
Cash and Cash Equivalents, beginning of year	5,389	119	939

Cash and Cash Equivalents, end of year	$3,074	$5,389	$119

Supplemental Disclosures
Cash paid for:
Income taxes	$626	$375	$(62)
Interest	3,560	1,985	1,641
See Notes to Condensed Financial Statements.

NOTES TO CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY)
NOTE 1. BASIS OF PRESENTATION
The condensed financial statements of Merrill Lynch & Co., Inc. (“ML & Co.” or the “Parent Company”) should be read in conjunction with the Consolidated Financial Statements of Merrill Lynch & Co., Inc. and subsidiaries (collectively, “Merrill Lynch”) and the Notes thereto in the ML & Co. Annual Report on Form 10-K for the fiscal year ended December 30, 2005 (the “Annual Report”).
Certain reclassifications and format changes have been made to prior year amounts to conform to the current year presentation. In 2005, Merrill Lynch changed its policy for recording the changes in fair value of foreign exchange contracts used to economically hedge foreign denominated assets or liabilities that are translated at the spot rate. In prior periods, Merrill Lynch recorded the change in fair value associated with the difference between the spot translation rate and the contracted forward translation rate in interest revenue or expense, and the revaluation of the contract related to changes in the spot rate was recorded in other expense. In 2005, Merrill Lynch changed its policy to record the entire change in fair value for these contracts in other revenue in the Consolidated Statement of Earnings. Merrill Lynch made a similar change to the classification of foreign exchange contracts that qualified as hedges of a net investment in a foreign operation under Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities. In prior periods, changes in the fair value of the hedge instruments that are associated with the difference between the spot translation rate and the contracted forward translation rate (i.e. the ineffectiveness) were recorded in interest revenue or expense. Consistent with the above change, these amounts are now reflected in other revenues. Merrill Lynch believes this accounting presentation is more appropriate as it more accurately reflects the overall changes in the fair value of the contracts. In addition, in prior periods the changes related to the translation of foreign-denominated assets and liabilities were recorded in other expense; these amounts have now been reclassified to other revenue. All prior periods presented have been reclassified to conform to the current period presentation. The impact on ML & Co. of this reclassification to other revenue was not material to the Condensed Statements of Earnings.
Included in interest revenue, is $3.2 billion, $1.8 billion and $1.3 billion of revenues from affiliates for years ended December 30, 2005, December 31, 2004, and December 26, 2003, respectively. Included in interest expense, is $0.6 billion, $0.3 billion and $0.4 billion of expenses to affiliates for years ended December 30, 2005, December 31, 2004, and December 26, 2003, respectively.
Investments in affiliates are accounted for in accordance with the equity method.
For information on the following, refer to the indicated Notes to the Consolidated Financial Statements within the Annual Report.
•	Summary of Significant Accounting Policies (Note 1)

•	Commercial Paper and Short- and Long-Term Borrowings (Note 9)

•	Stockholders’ Equity and Earnings Per Share (Note 11)

•	Commitments, Contingencies and Guarantees (Note 12)

•	Employee Benefit Plans (Note 13)

•	Employee Incentive Plans (Note 14)

•	Income Taxes (Note 15)
The Parent Company hedges certain risks arising from long-term borrowing payment obligations and investments in and loans to foreign subsidiaries. See Note 9 and the “Derivatives” section of Note 1 to the Consolidated Financial Statements in the Annual Report, respectively, for additional information on these hedges.

NOTE 2. SECURITIES FINANCING TRANSACTIONS
ML & Co. enters into secured borrowing and lending transactions as a part of its normal operating activities. Under these transactions, ML & Co. will enter into repurchase or resale agreements. Included in receivables under resale agreements, is $4.4 billion and $3.3 billion in resale agreements with affiliates for December 30, 2005 and December 31, 2004, respectively.
NOTE 3. INVESTMENT SECURITIES
Investment securities include liquid debt instruments held for liquidity and collateral purposes. Investment securities reported on the Condensed Balance Sheets at December 30, 2005 and December 31, 2004 are as follows:

(dollars in millions)

	2005	2004

Investment securities
Available-for-sale	$24,312	$18,597
Trading	—	1,500
Non-qualifying(1)
Investments in TOPrSSM partnerships	548	548
Deferred compensation hedges(2)	9	9
Other	421	264

Total	$25,290	$20,918

(1) Non-qualifying for SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, purposes.
(2) Represents investments economically hedging deferred compensation liabilities.
Investment securities accounted for under SFAS No. 115 are classified as available-for-sale, held-to-maturity, or trading as described in Note 1 to the Consolidated Financial Statements within the Annual Report.
Information regarding investment securities subject to SFAS No. 115 follows:
(dollars in millions)

	December 30, 2005				December 31, 2004
	Cost/	Gross	Gross	Estimated	Cost/	Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Available-for-Sale
Mortgage- and asset- backed securities	$22,055	$45	$(165)	$21,935	$16,834	$47	$(76)	$16,805
U.S. Government and agencies	2,409	—	(32)	2,377	1,597	—	(4)	1,593
Other debt securities	—	—	—	—	174	25	—	199

Total	$24,464	$45	$(197)	$24,312	$18,605	$72	$(80)	$18,597

The amortized cost and estimated fair value of debt securities at December 30, 2005 by contractual maturity, for available-for-sale securities follow:

(dollars in millions)

	Available-for-Sale

	Amortized	Estimated Fair
	Cost	Value

Due in one year or less	$548	$546
Due after one year through five years	1,861	1,831

	2,409	2,377
Mortgage- and asset-backed securities	22,055	21,935

Total(1)	$24,464	$24,312

(1) Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.
The proceeds and gross realized gains (losses) from the sale of available-for-sale securities are as follows:

(dollars in millions)

	2005	2004	2003

Proceeds	$4,837	$2,290	$7,489
Gross realized gains	43	17	53
Gross realized losses	(16)	(1)	(60)

The following table presents fair value and unrealized losses, after hedges, for available-for-sale securities, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 30, 2005 and December 31, 2004.

(dollars in millions)
	Less than 1 Year		More than 1 Year		Total
	Estimated		Estimated		Estimated
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
ASSET CATEGORY	Value	Losses	Value	Losses	Value	Losses

December 30, 2005
Mortgage and asset-backed securities	$11,399	$(122)	$2,447	$(44)	$13,846	$(166)
U.S. Government and agencies	2,328	(31)	50	—	2,378	(31)

Total	$13,727	$(153)	$2,497	$(44)	$16,224	$(197)

December 31, 2004
Mortgage and asset-backed securities	$8,979	$(47)	$4,597	$(29)	$13,576	$(76)
U.S. Government and agencies	647	(1)	946	(3)	1,593	(4)
Other debt securities	59	—	114	(2)	173	(2)

Total	$9,685	$(48)	$5,657	$(34)	$15,342	$(82)

(See Note 5 to the Consolidated Financial Statements in the Annual Report for further information.)
NOTE 4. ADVANCES TO AFFILIATES
The Parent Company provides funding to subsidiaries in the form of senior advances, subordinated loans, preferred securities, and equity.
Senior advances are provided to regulated and unregulated subsidiaries and have an average maturity of less than one year.

Subordinated loans are provided to regulated subsidiaries and qualify as regulatory capital. Subordinated loans are supported by Parent Company long-term capital. As of December 30, 2005, the average maturity of subordinated loans, with the exception of one subordinated loan which extends to 2042, was approximately 2 years, with maturities on individual loans ranging from 1 to 6 years (see Note 16 to the Consolidated Financial Statements in the Annual Report for further information).
Subordinated loans and preferred securities represent $4.3 billion in Redeemable Cumulative Preferred Stock issued to ML & Co. by unregulated consolidated Merrill Lynch subsidiaries. Approximately $3.0 billion in preferred stock is redeemable anytime on or after December 31, 2006. The remaining $1.3 billion in preferred stock is redeemable at any time at the option of either ML & Co. or the issuing subsidiary.
NOTE 5. LONG-TERM BORROWINGS
Long-term borrowings, including adjustments for the effects of fair value hedges and various equity-linked or other indexed instruments, and long-term debt issued to TOPrSSM Partnerships at December 30, 2005, mature as follows:

(dollars in millions)
2006	$19,732	18%
2007	24,425	22
2008	12,857	11
2009	14,123	13
2010	11,706	10
2011 and thereafter	28,536	26

Total	$111,379	100%

(See Note 9 to the Consolidated Financial Statements in the Annual Report for further information.)
Borrowing Facilities
ML & Co. maintains a $5 billion liquidity facility in the form of a committed repurchase agreement with Merrill Lynch Bank USA. Assets eligible for repurchase under the terms of the repurchase agreement include securities issued by the U.S. Treasury, Federal National Mortgage Association, Government National Mortgage Association and Federal Home Loan Mortgage Corporation. The facility expires in December 2006 and is expected to be renewed.
NOTE 6. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Merrill Lynch has been named as a defendant in various legal actions, including arbitrations, class actions, and other litigation arising in connection with its activities as a global diversified financial services institution. The general decline of equity securities prices between 2000 and 2003 resulted in increased legal actions against many firms, including Merrill Lynch. Some of the legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the issuers that would otherwise be the primary defendants in such cases are bankrupt or otherwise in financial distress. Merrill Lynch is also involved in investigations and/or proceedings by governmental and self-regulatory agencies. The number of these investigations has also increased in recent years with regard to many firms, including Merrill Lynch. Merrill Lynch believes it has strong defenses to, and where appropriate, will vigorously contest, many of these matters. Given the number of these matters, some are likely to result in adverse judgments, penalties, injunctions, fines, or other relief. Merrill Lynch may explore potential settlements before a case is taken through trial because of the uncertainty and risks inherent in the litigation process. In accordance with SFAS No. 5, Accounting for Contingencies, Merrill Lynch will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including almost all of the class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Merrill Lynch cannot predict what the eventual loss or range of loss related to such matters will be. Merrill Lynch continues to assess these cases and believes, based on information available to it, that the resolution of these matters will not have a material adverse effect on the financial condition of Merrill Lynch as set forth in the Consolidated Financial Statements, but may be material to Merrill Lynch’s operating results or cash flows for any particular period and may impact ML & Co.’s credit ratings.

The Parent Company is under examination by the IRS and other states in which it has significant business operations, such as New York. The tax years under examination vary by jurisdiction. An IRS examination covering the years 2001-2003 is expected to be completed in 2006. IRS audits have also commenced for the 2004 and 2005 tax years. The Parent Company regularly assesses the likelihood of additional assessments in each of the tax jurisdictions resulting from these examinations. In appropriate cases, tax reserves have been established which are adjusted when there is more information available or when an event occurs requiring a change to the reserves. The reassessment of tax reserves could have a material impact on the Parent Company’s effective tax rate.
ML & Co. guarantees certain senior debt instruments issued by subsidiaries, which totaled $13.0 billion and $10.0 billion in 2005 and 2004, respectively. Also, in the normal course of business, ML & Co. guarantees certain of its subsidiaries’ obligations under derivative contracts. The total liability balance for derivatives on these subsidiaries, after the effect of netting pursuant to enforceable netting agreements, was approximately $26.3 billion and $32.9 billion at December 30, 2005 and December 31, 2004, respectively. This represents the current fair value of the subsidiaries’ obligations. The maximum payout is not quantifiable because, for example, changes in the value of the underlying of the derivative contract could be unlimited. Under FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, ML & Co. is not subject to the initial recognition and measurement provisions for its exposure to guarantees of its subsidiaries’ obligations. Merrill Lynch records all derivative transactions at fair value on its Consolidated Balance Sheets (see the “Derivatives” section of Note 1 to the Consolidated Financial Statements in the Annual Report for discussion of risk management of derivatives).
In addition to the derivative contracts described above, ML & Co. guarantees certain liquidity facilities. ML & Co. also provides guarantees associated with the Hopewell campus and aircraft leases. The maximum exposure to ML & Co. as a result of these guarantees is approximately $322 million as of December 30, 2005 and December 31, 2004. The carrying value of the liability on the Condensed Balance Sheets is $20 million and $23 million at December 30, 2005 and December 31, 2004, respectively. (See Note 12 to the Consolidated Financial Statements in the Annual Report for further information.)
ML & Co. also guarantees obligations of the trusts that issued Trust Originated Preferred SecuritiesSM (“ TOPrSSM ”) (see Note 9 to the Consolidated Financial Statements in the Annual Report for further information).
NOTE 7. OTHER EVENTS
September 11th-Related Expenses
On September 11, 2001, terrorists attacked the World Trade Center complex, which subsequently collapsed and damaged surrounding buildings, some of which were occupied by Merrill Lynch. These events caused the temporary relocation of approximately 9,000 employees from Merrill Lynch’s global headquarters in the North Tower of the World Financial Center, the South Tower of the World Financial Center and from offices at 222 Broadway to back-up facilities.
ML & Co. is insured for loss caused by physical damage to property. This coverage includes repair or replacement of property and lost profits due to business interruption, including costs related to lack of access to facilities. Expenses related to September 11th were $18 million in 2003. In 2003, ML & Co. concluded its insurance recovery efforts related to the events of September 11th. In aggregate, ML & Co. received a total of $255 million of insurance recoveries.
For information on the consolidated September 11th-related expenses, refer to Note 17 to the Consolidated Financial Statements in the Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Merrill Lynch & Co., Inc.:
We have audited the consolidated financial statements of Merrill Lynch & Co., Inc. and subsidiaries (“Merrill Lynch”) as of December 30, 2005 and December 31, 2004, and for each of the three years in the period ended December 30, 2005, management’s assessment of the effectiveness of Merrill Lynch’s internal control over financial reporting as of December 30, 2005, and the effectiveness of Merrill Lynch’s internal control over financial reporting as of December 30, 2005, and have issued our reports thereon dated February 27, 2006; such consolidated financial statements and reports are included in this 2005 Annual Report on Form 10-K. Our audits also included the financial statement schedule of Merrill Lynch & Co., Inc., listed on Exhibit 99.8 which is included in and incorporated by reference in this 2005 Annual Report on Form 10-K. This financial statement schedule is the responsibility of Merrill Lynch’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

New York, New York
February 27, 2006